Exhibit 99.1

Husky Energy Continues to Deliver Consistent Execution

Calgary, Alberta (July 25, 2013) – Husky Energy delivered another strong performance in the second quarter, achieving several key milestones including the successful installation of the topsides for the Liwan Gas Project in the Asia Pacific Region and the confirmation of a second deepwater discovery in the Atlantic Region.

“This quarter once again demonstrated the consistent execution of our business plan and the benefit of our focused integration,” said CEO Asim Ghosh.

Net earnings of $605 million were up more than 40 percent compared to $431 million over the same period in 2012, when the SeaRose and Terra Nova Floating Production, Storage and Offloading (FPSO) vessels in the Atlantic Region were undergoing scheduled maintenance. Cash flow from operations was approximately $1.45 billion, compared to $1.15 billion in the second quarter of 2012.

Total Upstream production was approximately 310,000 barrels of oil equivalent per day (boe/day). The Downstream refineries and upgrader realized average throughputs of about 317,000 barrels per day (bbls/day).

Performance Highlights Include:

•	Net earnings were $605 million, or $0.59 per share (diluted), compared to $431 million, or $0.43 per share (diluted) in the second quarter of 2012.

•	Cash flow from operations in the second quarter was $1.45 billion, or $1.47 per share (diluted), compared with approximately $1.15 billion, or $1.17 per share (diluted) in 2012.

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Total Upstream production was 310,000 boe/day, up from 282,000 boe/day in the second quarter of 2012, with production weighted 73 percent towards oil and liquids compared to 67 percent in the second quarter of 2012.

•	Drilling was completed at the 3,500 bbls/day Sandall heavy oil thermal project, with planned startup in 2014.

•	A gas sales agreement was signed for the Liuhua 34-2 field in the Asia Pacific Region, with first production from the Liwan Gas Project on schedule for the late 2013/early 2014 timeframe.

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A development plan amendment for the South White Rose Extension in the Atlantic Region received regulatory approval and the project is advancing towards planned gas injection later this year and first oil production in late 2014.

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A second deepwater oil discovery offshore Newfoundland and Labrador encountered light, high quality oil approximately 10 kilometres southeast of the previously announced Mizzen discovery, and evaluation is continuing.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

	Three Months Ended
	June 30 2013	Mar 31 2013	June 30 2012
1) Daily Production, before royalties
Total Equivalent Production (mboe/day)	310	321	282
Crude Oil and NGLs (mbbls/day)	226	231	189
Natural Gas (mmcf/day)	505	537	560
2) Total Upstream Netback ($/boe) (1)	38.32	31.78	30.43
3) Refinery and Upgrader Throughput (mbbls/day)	317	327	323
4) Cash Flow from Operations(2) (Cdn $ millions)	1,449	1,283	1,153
Per Common Share – Basic ($/share) Per Common Share – Diluted ($/share)	1.47 1.47	1.31 1.30	1.18 1.17
5) Net Earnings (Cdn $ millions)	605	535	431
Per Common Share – Basic ($/share)	0.61	0.54	0.44
Per Common Share – Diluted ($/share)	0.59	0.54	0.43
6) Adjusted Net Earnings(2) (Cdn $ millions)	610	547	445
Per Common Share – Basic ($/share)	0.62	0.56	0.46
Per Common Share – Diluted ($/share)	0.62	0.56	0.45
7) Capital Investment, including acquisitions (Cdn $ millions)	932	1,152	882
8) Dividend
Per Common Share ($/share)	0.30	0.30	0.30

(1)	Upstream Netback includes results from Upstream Exploration and Production and excludes Upstream Infrastructure and Marketing.
(2)	Cash Flow from Operations and Adjusted Net Earnings are non-GAAP measures. Refer to the Q2 MD&A, Section 11 for reconciliation.

Second quarter production of 310,000 boe/day reflected scheduled maintenance turnarounds and a planned reduction in dry natural gas investment, as well as seasonal impacts and flooding in southern Alberta. The partner-operated Terra Nova facility, in which Husky holds a 13 percent working interest, continues to experience reduced production volumes following its 2012 turnaround and an extended offstation is now planned beginning in September.

“Normal seasonal impacts related to spring breakup and routine infrastructure maintenance, as well as the flooding in Southern Alberta, had some effect on both Heavy Oil and Western Canada production in the second quarter,” said COO Rob Peabody. “The planned turnarounds for the second half of the year and the extended Terra Nova offstation are expected to impact production in the third quarter. For the year, we expect to stay within our guidance range.”

Average realized pricing for the Company’s crude oil, natural gas liquids and bitumen in the second quarter was $77.98 per barrel, compared to $71.61 per barrel in the second quarter of 2012. U.S. realized refining margins averaged U.S. $20.24 per barrel compared to U.S. $14.79 per barrel in the same period in 2012.

KEY AREA SUMMARY AND GROWTH UPDATE

THE FOUNDATION BUSINESS

•	Heavy Oil

The Company further advanced the transformation of its Heavy Oil business in the second quarter with steady performance across the portfolio.

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Heavy oil and thermal projects produced approximately 121,000 bbls/day, compared to approximately 108,000 bbls/day in the second quarter of 2012. Total production from thermal developments, including Tucker, was about 48,000 bbls/day compared to 29,600 bbls/day a year ago.

Drilling was completed at the 3,500 bbls/day Sandall thermal development, which is now approximately 80 percent complete with first production planned in 2014.

A second pilot well pair was put on production at the 10,000 bbls/day commercial thermal project at Rush Lake. First oil from the commercial project is scheduled for 2015. Results from the pilot wells are continuing to meet expectations.

Eight heavy oil horizontal wells were drilled in the second quarter, with 46 wells drilled to date out of a planned 140-well program for 2013. Four wells were drilled using Cold Heavy Oil Production with Sand (CHOPS), with 59 drilled to date as part of a planned 200-well program this year.

•	Western Canada

Work on the Company’s oil and liquids-rich resource plays in Western Canada continued following the spring breakup season.

Oil Resource Plays

Fourteen horizontal wells (gross) were completed on the Bakken and Viking oil resource plays in the second quarter, bringing the total number of wells completed across the portfolio to 38 (gross) during the first half of 2013.

Community consultations continued at the Slater River Canol play in the Northwest Territories, with construction of an all-season access road set to resume in the third quarter.

Gas Resource Plays

At the Ansell liquids-rich gas play, three horizontal gas wells (gross) were drilled and six wells (gross) were completed during the quarter. The Company finalized preparations for a four-rig horizontal drill program scheduled to begin in the second half of 2013.

Drilling on the first four-well pad was finished at Kaybob in the Duvernay play, with completion and first production anticipated in late 2013. This will bring the total wells in the play to seven.

GROWTH PILLARS

•	Asia Pacific Region

The Liwan Gas Project continues to advance towards first production. The 30,000-tonne topsides portion of the central platform was installed onto its jacket in the South China Sea. All nine wells at Liwan 3-1 are completed and are ready for production.

Work continues on the deepwater facilities to connect the wells and finish approximately 79 kilometres of pipelines to the platform. About 260 kilometres of shallow water pipeline from the central platform to the onshore gas plant is now completed.

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A contract has been signed for the gas from the Liuhua 34-2 field. All of the initial planned production from both Liwan 3-1 and Liuhua 34-2 are now covered by sales agreements with prices in line with previous guidance. Negotiations for the Liuhua 29-1 field gas are in progress.

Offshore Indonesia, the Company continued to advance its shallow water gas developments in the Madura Strait. Infrastructure contracts for the BD field have received government approval, with the tender for an FPSO vessel under final evaluation. Tender plans for the MDA/MBH field have been submitted for government review in line with the Plan of Development approved earlier this year.

•	Oil Sands

Construction of the first phase of the Sunrise Energy Project continues. The project is approximately 70 percent complete with first production planned for 2014.

Field facilities for the 60,000 bbls/day (30,000 bbls/day net) first phase are nearing completion, with all pipelines now in place and well pads targeted for completion by the end of 2013. Work continues on the Central Processing Facility, which is approximately 60 percent complete.

Preliminary design work on the next phase of Sunrise has been completed. Regulatory approvals are in place for a total of 200,000 bbls/day (100,000 net) of production.

•	Atlantic Region

The Company has received regulatory approval for a development plan amendment enabling gas injection and storage at the South White Rose Extension and providing for additional production from the main White Rose field. Drilling was completed during the quarter on the field’s first gas injection and storage well, which is planned to begin operations later this year. Production from South White Rose will be tied back to the SeaRose FPSO with gas injection scheduled for later this year and first oil production planned for late 2014.

At the North Amethyst field, drilling continued on a water injection well that is expected to be brought into service in the third quarter of 2013, bringing to eight the total number of wells in operation.

Work is underway on the wellhead platform option at the West White Rose Extension project. The development application for the field is currently being prepared for submission.

Light, high-quality oil was encountered at the deepwater Harpoon exploration prospect in the Flemish Pass Basin offshore Newfoundland and Labrador, approximately 10 kilometres southeast of the previously announced Mizzen discovery. The Company holds a 35 per cent working interest in both discoveries. Harpoon provides further confirmation of a working hydrocarbon system in the area.

DOWNSTREAM

Construction has commenced on a project to add two 300,000-barrel storage tanks to the Company’s Hardisty terminal to provide for increased access to existing pipeline infrastructure and add product blending capacity.

At the partner-operated Toledo, Ohio Refinery, work continues on a multi-year program to improve feedstock flexibility, operational integrity and plant performance. This project is intended to allow the refinery to process Sunrise Phase 1 production.

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CORPORATE DEVELOPMENTS

The Board of Directors has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three-month period ending June 30, 2013. The dividend will be payable on October 1, 2013 to shareholders of record at the close of business on August 29, 2013.

A regular quarterly dividend on the 4.45 percent Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) will be paid for the period July 1, 2013 to September 30, 2013. The dividend of $0.27813 per Series 1 Preferred Share will be payable on September 30, 2013 to holders of record at the close of business on August 29, 2013.

CONFERENCE CALL

A conference call will be held on Thursday, July 25 at 9 a.m. Mountain Time (11 a.m. Eastern Time) to discuss Husky’s second quarter results. To listen live, please call one of the following numbers:

Canada and U.S. Toll Free:	1-800-319-4610
Outside Canada and U.S.:	1-604-638-5340

CEO Asim Ghosh, COO Rob Peabody and CFO Alister Cowan will participate in the call. To listen to a recording of the call, available at 11 a.m. Mountain Time on July 25, please call one of the following numbers:

Canada and U.S. Toll Free:	1-800-319-6413
Outside Canada and U.S.:	1-604-638-9010

Passcode:	2658 followed by the # sign
Duration:	Available until August 25, 2013

An audio webcast of the conference call will be available for approximately 90 days at www.huskyenergy.com under Investor Relations.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

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FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Such forward-looking statements are based on the Company’s current expectations, estimates, projections and assumptions that were made by the Company in light of its experience and its perception of historical trends. Further, such forward-looking statements are subject to risks, uncertainties and other factors, some of which are beyond the Company’s control and difficult to predict. Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed or projected in the forward-looking statements.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to:

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with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies; and anticipated impacts of planned turnarounds and the Terra Nova FPSO offstation on the Company’s annual production guidance;

•	with respect to the Company’s Asia Pacific region: anticipated timing of first production from the Company’s Liwan Gas Project; and negotiations for the Liuhua 29-1 field gas;

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with respect to the Company’s Atlantic Region: anticipated timing of a gas injection and storage well becoming operational, gas injection and first oil production from the Company’s South White Rose Extension project; tie-in plans for production from the Company’s South White Rose project; timing of further offstation plans at the Terra Nova facility; and the expected in-service date of a water injection well at the Company’s North Amethyst field;

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with respect to the Company’s Oil Sands properties: planned timing of first production and anticipated daily volumes of production from the Company’s Sunrise Energy Project; and targeted timing of completion of well pads at the Company’s Sunrise Energy Project;

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with respect to the Company’s Heavy Oil properties: planned timing of startup and anticipated volumes of production from the Sandall heavy oil thermal project; anticipated timing and volumes of production from the Company’s commercial thermal project at Rush Lake; and the Company’s 2013 drilling program for both horizontal and CHOPS wells;

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with respect to the Company’s Western Canadian oil and gas resource plays: scheduled timing of resumption of construction of an all-season access road at the Company’s Slater River Canol play in the Northwest Territories; scheduled timing of commencement of the drilling program at the Company’s Ansell play; and anticipated timing of completion and first production from the Company’s Duvernay play at Kaybob; and

•	with respect to the Company’s Infrastructure and Marketing and Downstream operating segments: anticipated benefits of the multi-year improvement project at the partner-operated Toledo, Ohio Refinery.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

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Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements.

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur.

Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2012 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Disclosure of Oil and Gas Information

The Company uses the terms barrels of oil equivalent (“boe”), which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

The Upstream netback per barrel of oil equivalent was determined by taking the Upstream Exploration and Production netback (price received less royalties, operating cost and transportation) and dividing it by gross production for the respective period. The results from Upstream Infrastructure and Marketing are excluded. Please refer to Note 1 of the Company’s Condensed Interim Consolidated Financial Statements for the period ended March 31, 2013.

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